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                          February 8, 2024

       Scott Wolf
       Chief Executive Officer
       Digital Health Acquisition Corp.
       980 N Federal Hwy #304
       Boca Raton, FL 33432

                                                        Re: Digital Health
Acquisition Corp.
                                                            Amendment No. 5 to
Registration Statement on Form S-4
                                                            Filed January 23,
2024
                                                            File No. 333-268184

       Dear Scott Wolf:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 15, 2023 letter.

       Amendment No. 5 to Registration Statement on Form S-4

       Cover Page
       Letter to Stockholders, page i

   1. We note your disclosure that you entered into the Third Amended and Restated Business
                                                        Combination Agreement
on November 21, 2023. Please revise your disclosure throughout the registration
statement to discuss any material changes between the Second Amended and Restated Business
Combination Agreement and the Third Amended and Restated
                                                        Business Combination
Agreement. Please also revise to ensure that your disclosure references approval by
DHAC stockholders of your current Business Combination
                                                        Agreement. For example,
on page 123 you note that you are "asking [y]our stockholders to adopt the Second
Amended and Restated Business Combination Agreement, as
                                                        amended by the First
Amendment to the Second Amended and Restated Business
                                                        Combination Agreement."
 Scott Wolf
FirstName  LastNameScott   Wolf
Digital Health Acquisition Corp.
Comapany8,NameDigital
February    2024         Health Acquisition Corp.
February
Page  2 8, 2024 Page 2
FirstName LastName
2. We note your response to comment 1 and reissue the comment as the share numbers provided in your response letter dated January 23, 2024, do not match those disclosed in your registration statement. Please disclose the number of shares of DHAC common stock that the Series A Shares (including the A.G.P. Series A Shares) and Convertible Notes would convert into, as well as the equivalent price per share paid by each of the applicable investors, assuming a $10.00, $5.00 and $2.00 conversion price. Please also advise whether "Convertible Notes" refers to only the Bridge Investor Notes and the Quantum
         Note, and ensure that this defined term is consistently used throughout the registration statement.
Q: Did DHAC's Board of Directors obtain an updated third-party fairness opinion in determining whether or not to enter . . ., page 45

3.       We note your disclosure that each of VSee and iDoc management reevaluated the
         combined company   s projected operating revenues and that "revenues
were revised and
         now projected at $17.15 million and $35.0 million for each of the years ending December
         31, 2022 and 2023, respectively." We also note your disclosure that in December 2023,
         VSee and iDoc management reevaluated the combined company   s
projected operating
         revenues and "revenues were revised and now projected at $[13.3] million for each of the year ending December 31, 2023." In both cases, you note that "VSee and iDoc management prepared such revised projected revenues based on their judgment and assumptions." Please revise your disclosure to provide a more detailed discussion regarding the judgments and assumptions that were considered in the preparation of the revised projections. In your discussion, please highlight the material differences between the assumptions underlying the initial and revised projections.
Q: Are there any arrangements to help ensure that DHAC will have sufficient funds, together with the proceeds in its Trust Account . . ., page 62

4. We note your response to comment 4, but we were unable to find in your registration statement the disclosure noted in your response. Please revise to include the effective price paid per share of Common Stock in each of the conversion scenarios.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
VSee, page 234

5. We note you removed many sections of VSee's MD&A including but not limited to:
         Overview, Material Trends, Events and Uncertainties, Critical Accounting Policies and
         Estimates, Financial Components and the Discussion and Analysis of the Year Ended
         December 31, 2022 as Compared to 2021 have been deleted in this amendment. Please revise to provide this information or, with reference to the appropriate authoritative literature, tell us why you believe it is not required. Please also address the need to provide a Liquidity and Capital Resources Section for VSee. Address this comment as it relates to iDoc's MD&A.
 Scott Wolf
Digital Health Acquisition Corp.
February 8, 2024
Page 3
Nine Months Ended September 30, 2023 and 2022 Results of Operations
Operating Expenses, page 236

6. Please revise to explain the significant increase in bad debt expense during the period.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
DHAC, VSee and iDoc on a Pro Forma Combined Basis, page 239

7.       We have the following comments on your pro forma financial information included
         herein:
             Ensure the pro forma results of operations for the nine months ended September 30,
             2023 agree to your pro forma statement of operations on page 250; Confirm that you prepared your pro forma results of operations for the nine months
             ended September 30, 2022 in accordance with Article 11 of Regulation S-X; and
             Explain the purpose and appropriateness of presenting pro forma cash flow information. Provide your basis in the SEC rules and regulations as such information is not contemplated by Article 11.
Pro Formas
Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page
253

8. With regard to Note D, please explain how the preferred stock as issued to the underwriter is reflected in your pro forma balance sheet. In this regard, we see no preferred stock associated with the pro forma combined columns.
9. As indicated in Note E, please explain how the original issue discount is reflected in the pro forma balance sheet.
10. With reference to Note H and the amounts outstanding under the Bridge Notes excluding the $600,000 of both VSee and iDoc Bridge Notes which will be converted into class B common stock and the $2,523,744 Exchange Note, please expand your disclosures to address the accounting for the Exchange Agreement, including the need to recognize a loss on the extinguishment of the Bridge Notes.
11. With regard to Note I, disclose the number of class B common stock of VSee and iDoc, and with reference to the terms of the Bridge Notes, address any accounting implications associated with these conversions. In addition, disclose the number of DHAC Common
         Stock the class B common stock will be exchanged for.
Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 256
FirstName LastNameScott Wolf
12. Expand Note D to separately quantify each component of the $1.51 million adjustment to
Comapany    NameDigital
       interest          Health
                expense and howAcquisition
                                such amountCorp.
                                             was computed. Confirm that the 8%
interest rate
       associated
February          with the
          8, 2024 Page 3 Exchange Note has been accounted for.
FirstName LastName
 Scott Wolf
FirstName  LastNameScott   Wolf
Digital Health Acquisition Corp.
Comapany8,NameDigital
February    2024         Health Acquisition Corp.
February
Page  4 8, 2024 Page 4
FirstName LastName
Exhibit 23.1, page II-4

13. Please ask your auditors to revise its consent to appropriately refer to the underlying dates of the financial statements covered as part of the referenced reports. General

14. We note your disclosure that the Loan Conversion Common Shares are being registered pursuant to this Registration Statement, and that the Loan Conversion Shares include shares of Combined Company common stock to be issued in consideration of the loan conversions. We also note that you entered into the relevant securities purchase agreements on November 21, 2023. Therefore, it appears that you have commenced your transaction with the relevant investors privately. Please provide us your analysis regarding why it is appropriate to register these securities on this registration statement, or remove these shares from your registration statement. Refer, in part, to Securities Act Sections
         Compliance and Disclosure Interpretations ("C&DIs") 134.03 and 139.09. Please contact Julie Sherman at 202-551-3640 or Jeanne Baker at
202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Katherine Bagley at 202-551-2545 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Industrial Applications and
                                                                Services
cc:      Thomas Poletti, Esq.